Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended June 30,
	2006	2005
Net Income	$127,375,000	$132,365,000

Basic weighted average shares outstanding	99,665,151	104,758,238
Diluted weighted average shares outstanding	100,982,451	105,982,185
Basic net income per share	$1.28	$1.26
Diluted net income per share	$1.26	$1.25

	Six months ended June 30,
	2006	2005
Net Income	$247,649,000	$250,208,000

Basic weighted average shares outstanding	101,145,685	105,585,139
Diluted weighted average shares outstanding	102,250,714	107,016,337
Basic net income per share	$2.45	$2.37
Diluted net income per share	$2.42	$2.34